CERVECERIA NACIONAL, S.A.

TELEFONO: 236-1400
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

04010202

File No. 82-4704

February 26, 2004

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance,
Room 3099 (Stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

Re: Cerveceria Nacional, S.A.
File No.82-4704
Periodic reporting under Rule 12g3-2 (b)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Cerveceria Nacional, S.A., (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (I).

1. Quarterly Actualization Report IN-T (October - Decembre 2003) and Consolidated Financial Statement years ended December 31, 2003 and 2002 by Pricewaterhousecooper

Should you need additional information, please do not hesitate to contact the undersigned at (507) 279-5800. Thank you.

Sincerely yours,

Nelson J. Cedeño C.
Finance Controller Manager

(Enclosures)
c.c. Darío Castaño Zapata
(Cerveceria Nacional, S.A.)
c.c. Daniel A. Nemo
(Sullivan & Cromwell)

dlw 3/2

Comisión Nacional de Valores
República de Panamá

File No. 82-4704

ACUERDO No.18-00
(de 19 de mayo del 2000)
ANEXO No.1

FORMULARIO IN-T
INFORME DE ACTUALIZACION TRIMESTRAL
IV TRIMESTRE DEL 2003
(OCTUBRE – DICIEMBRE 2003)

CERVECERIA NACIONAL S.A.

INFORMACION GENERAL

1. La razón social y el nombre comercial de la empresa es CERVECERÍA NACIONAL S.A.
2. La empresa está constituida conforme a las leyes de la República de Panamá.
3. CERVECERÍA NACIONAL S.A. se encuentra inscrita a Tomo 3, Folio 102, Asiento 260 de la sección de Personas (Mercantil) del Registro Público de la República de Panamá desde el día veinticuatro (24) de septiembre de 1914, actualizada a la Ficha: 12769; Rollo: 557; Imagen: 43, de la sección de Micropelícula (Mercantil)
4. El domicilio comercial de la empresa es:
   Vía Simón Bolívar y Ricardo J. Alfaro, La Locería, República de Panamá
   Apartado Postal 6-1393, El Dorado
   Panamá, República de Panamá
   Teléfono (507)236-1400
   Fax (507) 236-4195
   Correo Electrónico: info@cerveceria-nacional.com

En noviembre de 2002 Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta compañía. El estado consolidado de resultados recoge bajo el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En octubre de 2002, Refrescos Nacionales decidió concentrar la producción de bebidas gaseosas en la capital, cerrando las operaciones que tenía en Majagua, David, Provincia de Chiriquí para este propósito.

En enero de 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de $1.00 cada una, emitido a favor de Cervecería Nacional, S.A. La sociedad está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norte América. Al 31 de diciembre de 2003, esta sociedad no ha registrado operaciones.

I. ANÁLISIS DE RESULTADOS FINANCIEROS Y OPERATIVOS

A. Liquidez:

La liquidez del grupo se mejoró en 0.17 puntos, pasando de 1.15 al 31 de diciembre de 2002 a 1.32 al 31 de diciembre de 2003 debido principalmente a una disminución en las obligaciones financieras a corto plazo por la suma de B/.23.5 millones. El renglón de efectivo disminuyó en B/.4.6 millones y las cuentas por cobrar comerciales disminuyeron en B/.2.7 millones. Las cuentas por cobrar a compañías afiliadas por B/.10.0 millones, fueron canceladas en su totalidad. Los activos corrientes reflejan una disminución de B/.18.2 millones y los pasivos corrientes reflejan una disminución de B/.20.8 Millones. Al 31 de diciembre de 2003 los activos corrientes cubren 1.32 veces el pasivo circulante y los activos más líquidos los cubren 0.62 veces.

El nivel de endeudamiento también mejoró en 0.08 puntos porcentuales, disminuyendo de 0.41 a 0.33 y esto se debe principalmente a la disminución de la deuda financiera total en B/.24.6 millones.

A 31 de diciembre de 2003, el saldo total de las obligaciones financieras era de B/.27.8 millones y representa la principal fuente de financiamiento de terceros con que cuenta la empresa (18.3% de la estructura de capital), seguida del crédito comercial con un 8.7%, equivalente a B/.13.2 millones.

El impacto de la carga financiera ha disminuido considerablemente de 1.0% a diciembre de 2002 a 0.7% a diciembre de 2003 debido principalmente a los recortes que se han venido dando en la tasa libor desde el primer trimestre del año 2001.

Cervecería Nacional, S.A. y Subsidiarias al 31 de diciembre de 2003 reporta activos totales por la suma de B/.152 millones de dólares, mostrando una disminución interanual de 11%, equivalente a B/.18.2 millones de dólares. Las cuentas más significativas del activo son las cuentas por cobrar, los inventarios, las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio y las propiedades, planta y equipo, neto.

B. Recursos de Capital:

Cervecería Nacional, S.A. ha mantenido una mezcla de recursos propios y deuda con una relación de aproximadamente de 1a 1, los cuales se han utilizado principalmente para el aumento de capacidad y creación de valor agregado a la empresa en actividades de inversión.

Sus principales fondos para la operación provienen del flujo de caja generado por las ventas al contado, que representan el 65 % del total de las ventas, de las depreciaciones y amortizaciones que equivalen aproximadamente a B/. 3.4 MM por trimestre.

C. Resultados de las operaciones:

Al 31 de diciembre de 2003 los resultados operativos del Grupo Cervecería Nacional arrojaron una utilidad de B/.20.1 millones lo que representa un aumento de 37.5%, B/.5.5 millones con relación al año anterior. El índice de contribución marginal aumentó de 49.5% a diciembre de 2002 a 51.0% a diciembre de 2003, esto se debe principalmente a un aumento en el volumen de hectolitros vendidos, mejoras en el costo por HL debido a la mayor venta de empaques retornables y a eficiencias en los procesos de producción. Esto implica un aumento en el rendimiento sobre las ventas de 3.67 puntos, de 10.24% a diciembre de 2002 a 13.91% a diciembre de 2003.

Las ventas netas de Cervecería Nacional, S.A. y Subsidiarias al 31 de diciembre de 2003 sumaron B/.144.3 millones, B/.1.3 millones superiores a las reportadas el año anterior. Por su parte el costo de ventas muestra una reducción de 2.0% B/.1.4 millones, permitiendo una contribución marginal superior a la reportada el año anterior en 3.8% B/.2.7 millones. Es importante mencionar que la División de Cervezas aporta un 62% de las ventas, mientras que la División de Bebidas aporta un 38%.

Los ingresos totales disminuyeron un 0.9% B/.1.4 millones con relación al año anterior, esto se debe principalmente a una disminución en los otros ingresos por la suma de B/.370 Mil, reflejado principalmente en el renglón de otros ingresos por maquila por la suma de B/.262 Mil. Adicionalmente, la participación en utilidad de compañías afiliadas refleja una disminución de B/.2.2 millones producto de una reserva de B/.200 Mil mensual que se empezó a registrar a partir del mes de marzo para hacerle frente a una posible pérdida en el valor de las inversiones en compañías afiliadas.

La disminución en el ingreso por maquila obedece a que el costo de los insumos utilizados es mayor al reportado el año anterior.

Los Gastos de venta, generales y administrativos reflejan una disminución de 5.0%, B/.2.8 millones con relación al año anterior. La empresa ha mejorado significativamente su eficiencia operativa y se debe principalmente a una administración eficiente del gasto que buscó racionalizarlo en la mayor medida posible.

Por su parte los intereses y cargos financieros disminuyeron en B/.461 Mil permitiendo una utilidad antes de gastos extraordinarios de B/.17.3 millones, B/.3.4 millones de dólares mas que lo reportado el año anterior.

D. Análisis de las perspectivas:

La industria cervecera nacional continua consolidando su recuperación frente al comportamiento de los últimos años. Este crecimiento de la industria se ve acompañado con la recuperación del crecimiento del Producto Interno Bruto que en este año se estima superior al 3.5 %. Unos de los sectores que reflejan un crecimiento más dinámico es el de la construcción que tiene una alta correlación con el consumo de cerveza en nuestro país.

La empresa continua obteniendo mejoras en la eficiencia de producción y operación. La alta calidad de nuestros productos nos ha permitido satisfacer las necesidades de nuestros clientes y comprender las necesidades del consumidor lo que nos ha permitido seguir consolidando nuestra creciente participación de mercado. Se esperan flujos de cajas positivos que permitirán continuar la consolidación de la posición financiera de la empresa.

El mercado de cervezas es un mercado con un gran potencial de crecimiento Nuestra participación en el mismo pasó de 75.9% en el 2002 a 79.2% acumulado para el año 2003. Nuestra competencia tanto en el mercado de cervezas y gaseosas están actuando fuertemente a pesar de lo cual no esperanos cambios sustanciales que afecten nuestro nivel de participación. Consideramos que la entrada de estos nuevos actores en los mercados está resultando en una dinamización de los mencionados sectores.

En el área de bebidas aprovecharemos nuevas oportunidades que ofrece el mercado de leche y bebidas no carbonatadas potencializando la reciente adquisición de las marcas de la empresa Lecherías Unidas, S.A. La competencia en este segmento se mantendrá muy activa pero con un programa agresivo de nuestra parte.

Aún nuestras exportaciones son muy reducidas, esperando redoblar esfuerzos para lograr mayores exportaciones muy especialmente en el área de influencia del Pacto Andino.

II. RESUMEN FINANCIERO

ESTADO DE SITUACIÓN FINANCIERA		2003 Oct.-Dic.	2003 Julio-Sept.	2003 Abril-Junio	2003 Ene.-Marzo
Ingresos Totales	Miles B/.	39,214	33,235	34,296	35,634
Margen Operativo	Miles B/.	21,172	16,368	17,740	18,267
Gastos Generales y Administrativos	Miles B/.	11,991	15,186	13,217	13,010
Utilidad Neta	Miles B/.	1,759	300	3,477	4,744
Acciones emitidas y en circulación	c/u	15,359,262	15,359,262	15,359,262	15,359,262
Utilidad o Pérdida por Acción	B/. /acc.	0.11	0.02	0.23	0.31
Gastos Financieros	Miles B/.	228	248	235	261
Depreciación y Amortización	Miles B/.	3,726	3,506	3,416	3,527

BALANCE GENERAL		2003 Oct.-Dic.	2003 Julio-Sept.	2003 Abril-Junio	2003 Ene.-Marzo
Activo Circulante	Miles B/.	36,198	57,668	60,626	59,988
Activos Totales	Miles B/.	151,895	167,721	170,861	172,031
Pasivo Circulante	Miles B/.	27,341	45,268	46,249	47,724
Deuda a Largo Plazo	Miles B/.	16,435	14,361	15,407	16,453
Acciones Preferidas					
Capital Pagado	Miles B/.	40,297	40,297	40,297	40,297
Utilidades Retenidas	Miles B/.	60,868	60,981	62,199	60,861
Total Patrimonio	Miles B/.	101,165	101,278	102,496	101,158
RAZONES FINANCIERAS:					
Dividendo/Acción	B/./acc.	0.12	0.12	0.12	0.12
Deuda Total/Patrimonio	x	0.45[1]	0.61[1]	0.61[1]	0.65[1]
Utilidad Operativa/Gtos. Financieros	x	20.72	4.76	19.25	20.14
Capital de Trabajo	Miles B/.	8,857	12,400	14,377	12,264
Razón Corriente	x	1.32	1.27	1.31	1.26

III. ESTADOS FINANCIEROS

A continuación se presentan los estados financieros completos auditados al 31 de diciembre de 2003, confeccionados de acuerdo a las Normas Internacionales de Información Financiera (NIIF).

File No. 82-4704

Cervecería Nacional, S. A. y sus Subsidiarias

Informe y Estados Financieros Consolidados
31 de diciembre de 2003 y 2002

Cervecería Nacional, S. A. y sus Subsidiarias

Índice para los Estados Financieros Consolidados
31 de diciembre de 2003 y 2002

Índice para los Estados Financieros Consolidados - Continuación
31 de diciembre de 2003 y 2002

Páginas

PRICEWATERHOUSECOOPERS

Ave. Samuel Lewis y
Calle 55-E
Apartado 6-4493
El Dorado, Panamá R. P.
Teléfono: (507) 206-9200
Fax. (507) 264-5627

Informe de los Auditores Independientes

A la Junta Directiva y Accionistas de
Cervecería Nacional, S. A.

Hemos auditado los balances generales consolidados que se acompañan de Cervecería Nacional, S. A. y sus Subsidiarias al 31 de diciembre de 2003 y 2002, y los respectivos estados consolidados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los años terminados en esas fechas. Estos estados financieros son responsabilidad de la Administración del Grupo. Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las Normas Internacionales de Auditoría. Estas Normas requieren que planifiquemos y ejecutemos la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría incluye el examinar, en base a pruebas, la evidencia que respalda los importes y las revelaciones en los estados financieros. Una auditoría incluye también, la evaluación de los principios de contabilidad utilizados y los estimados importantes efectuados por la Administración, así como una evaluación de la presentación global de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos importantes, la situación financiera de Cervecería Nacional, S. A. y sus Subsidiarias al 31 de diciembre de 2003 y 2002, y los resultados consolidados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas de acuerdo con las Normas Internacionales de Información Financiera.

Nuestras auditorías se efectuaron con el propósito de formarnos una opinión sobre los estados financieros consolidados, tomados en conjunto. La información de consolidación se presenta con el propósito de efectuar un análisis adicional de los estados financieros consolidados y no de presentar la situación financiera ni los resultados de las operaciones de las compañías individuales. Dicha información de consolidación ha estado sujeta a los procedimientos de auditoría que se aplican en la auditoría de los estados financieros consolidados, y somos de la opinión que ésta se presenta razonablemente, en todos los aspectos importantes, en relación con los estados financieros consolidados tomados como un todo.

PricewaterhouseCoopers

30 de enero de 2004
Panamá, República de Panamá

Balances Generales Consolidados
31 de diciembre de 2003 y 2002

	2003	2002
Activos		
Activos circulantes		
Efectivo	B/. 872,940	B/. 5,491,488
Cuentas por cobrar, neto (Nota 3)	13,063,754	15,773,583
Cuentas por cobrar – afiliadas (Nota 17)	-	10,001,606
Inventarios, neto (Nota 4)	19,254,242	19,599,689
Impuesto sobre la renta pagado por anticipado	2,076,247	3,862,174
Gastos pagados por anticipado	930,856	719,798
Total de activos circulantes	36,198,039	55,448,338
Inversiones y adelantos en compañías asociadas (Nota 5)	10,202,827	12,193,543
Inversiones (Nota 6)	7,740,363	2,116,524
Fondo de cesantía	4,019,510	3,328,411
Propiedades, planta y equipos, neto (Notas 7 y 9)	91,269,249	94,397,390
Otros activos (Nota 8)	2,464,609	2,641,850
Total de activos	B/. 151,894,597	B/. 170,126,056
Pasivos y Patrimonio de los Accionistas		
Pasivos circulantes		
Préstamos por pagar (Nota 9)	B/. 11,384,348	B/. 33,884,348
Bonos por pagar (Notas 11 y 12)	-	1,000,000
Cuentas por pagar	13,206,792	11,850,507
Prestaciones y gastos acumulados por pagar	1,533,610	1,440,529
Impuesto sobre la renta por pagar	1,215,818	9,083
Total de pasivos circulantes	27,340,568	48,184,467
Préstamos por pagar, neto de porción circulante (Nota 9)	13,314,782	17,499,130
Documentos por pagar (Nota 10)	3,120,000	-
Impuesto sobre la renta diferido (Nota 13)	4,649,082	4,295,150
Prima de antigüedad e indemnización acumuladas	1,348,783	942,156
Interés de accionistas minoritarios en subsidiaria consolidada (Nota 14)	956,722	948,143
Compromisos y contingencias (Nota 19)		
Patrimonio de los accionistas		
Capital emitido (sin valor nominal; acciones comunes autorizadas: 40,000,000; emitidas: 16,200,000)	51,787,220	51,672,163
Acciones en tesorería: 840,738, al costo	(11,490,489)	(11,490,489)
Utilidades no distribuidas	51,163,639	48,561,348
Fondo de reserva legal	7,970,181	7,779,879
Superávit por revaluación de bienes inmuebles	1,734,109	1,734,109
Total de patrimonio de los accionistas	101,164,660	98,257,010
Total de pasivos y patrimonio de los accionistas	B/. 151,894,597	B/. 170,126,056

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Estados Consolidados de Resultados
Por los años terminados el 31 de diciembre de 2003 y 2002

	2003	2002
Ventas netas	B/. 144,289,398	B/. 143,041,263
Costo de ventas	70,742,208	72,181,533
Ganancia bruta en ventas	73,547,190	70,859,730
Gastos de ventas, generales y administrativos (Nota 20)	53,404,191	56,213,122
Ganancia en operaciones	20,142,999	14,646,608
Otros ingresos	383,489	848,083
Alquileres ganados	69,370	205,740
Intereses ganados	169,036	174,179
Dividendos ganados	11,090	7,940
Ganancia en venta de bienes inmuebles	201,708	-
	834,693	1,235,942
Intereses y cargos financieros (Nota 15)	(972,094)	(1,433,349)
Participación en pérdidas de compañías asociadas (Nota 5)	(2,744,975)	(542,097)
Utilidad antes de gastos de reestructuración y otros cargos	17,260,623	13,907,104
Gastos de reestructuración (Nota 21)	2,708,109	5,383,652
Otros cargos	895,916	-
Utilidad antes del impuesto sobre la renta	13,656,598	8,523,452
Impuesto sobre la renta:		
Corriente (Nota 23)	3,013,992	310,235
Diferido (Notas 13 y 23)	353,932	497,554
Total de impuesto sobre la renta	3,367,924	807,789
Utilidad antes de intereses minoritarios	10,288,674	7,715,663
Intereses minoritarios (Nota 14)	(8,579)	(42,290)
Utilidad neta	B/. 10,280,095	B/. 7,673,373
Utilidad neta por acción (Nota 18)	B/. 0.67	B/. 0.50

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Estados Consolidados de Cambios en el Patrimonio de los Accionistas
31 de diciembre de 2003 y 2002

	Cantidad de Acciones en Circulación	Capital Emitido	Acciones en Tesorería	Utilidades No Distribuidas	Fondo de Reserva Legal	Superávit por Revaluación de Bienes Inmuebles	Total
Saldo al 1 de enero de 2001	15,359,262	B/.50,536,143	B/.(11,083,221)	B/.50,117,794	B/.7,475,904	B/.1,734,109	B/.98,780,729
Participación en déficit acumulado de subsidiaria no consolidada	-	-	-	(472,476)	-	-	(472,476)
Saldo ajustado al inicio del año	15,359,262	50,536,143	(11,083,221)	49,645,318	7,475,904	1,734,109	98,308,253
Utilidades capitalizadas	-	1,136,020	-	(1,136,020)	-	-	-
Acciones en tesorería	-	-	(407,268)	-	-	-	(407,268)
Utilidad neta	-	-	-	7,673,373	-	-	7,673,373
Transferencia al fondo de reserva legal	-	-	-	(303,975)	303,975	-	-
Dividendos pagados	-	-	-	(7,372,446)	-	-	(7,372,446)
Impuesto complementario	-	-	-	55,098	-	-	55,098
Saldo al 31 de diciembre de 2002	15,359,262	51,672,163	(11,490,489)	48,561,348	7,779,879	1,734,109	98,257,010
Utilidades capitalizadas	-	115,057	-	(115,057)	-	-	-
Utilidad neta	-	-	-	10,280,095	-	-	10,280,095
Transferencia al fondo de reserva legal	-	-	-	(190,302)	190,302	-	-
Dividendos pagados	-	-	-	(7,372,445)	-	-	(7,372,445)
Saldo al 31 de diciembre de 2003	15,359,262	B/.51,787,220	B/.(11,490,489)	B/.51,163,639	B/.7,970,181	B/.1,734,109	B/.101,164,660

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Estados Consolidados de Flujos de Efectivo
31 de diciembre de 2003 y 2002

	2003	2002
Flujos de efectivo de las actividades de operación		
Utilidad antes del impuesto sobre la renta, gasto de reestructuración, otros cargos e intereses minoritarios	B/.17,260,623	B/.13,907,104
Ajustes para conciliar la utilidad antes del impuesto sobre la renta, gasto de reestructuración, otros cargos y participación de intereses minoritarios con el efectivo neto provisto por las actividades de operación:		
Ganancia en venta de bienes inmuebles	(201,708)	-
Depreciación y amortización	9,369,065	9,668,752
Amortización de botellas y cajas (Nota 4)	4,015,450	3,162,550
Amortización de concesiones - préstamos	165,212	167,303
Amortización de plusvalía (Nota 8)	114,526	95,512
Provisión para cuentas incobrables (Nota 3)	510,251	390,000
Intereses ganados	(169,036)	(174,179)
Dividendos ganados	(11,090)	(7,940)
Gasto de intereses	972,094	1,433,349
Participación en pérdidas de compañías asociadas (Nota 5)	2,744,975	542,097
Resultado de las operaciones antes de cambios en el capital de trabajo	34,770,362	29,184,548
Cuentas por cobrar	2,199,578	2,962,200
Inventarios	(3,670,003)	(1,537,671)
Impuesto sobre la renta pagado por anticipado	-	(228,351)
Gastos pagados por anticipado	(211,058)	297,355
Otros activos	(102,500)	135,335
Cuentas por pagar	1,356,286	(9,043,435)
Prestaciones y gastos acumulados por pagar	93,084	(96,684)
Prima de antigüedad e indemnización por pagar	406,627	(89,498)
Impuesto sobre la renta pagado	(21,331)	(1,993)
Flujos de efectivo antes de gastos de reestructuración	34,821,045	21,581,806
Gastos de reestructuración	(2,708,109)	(5,383,652)
Otros cargos	(895,916)	-
Efectivo neto provisto por las actividades de operación	31,217,020	16,198,154

Continúa...

Estados Consolidados de Flujos de Efectivo - Continuación
Por los años terminados el 31 de diciembre de 2003 y 2002

	2003	2002
Flujos de efectivo de las actividades de inversión		
Fondo de cesantía	B/. (691,099)	B/. (594,445)
Intereses ganados	169,036	174,179
Dividendos ganados	11,090	7,940
Inversiones y adelantos en compañías asociadas	(754,259)	-
Inversiones	(5,623,839)	(254,157)
Adquisición de activo fijo, neto de retiros	(6,039,216)	(3,757,790)
Efectivo neto utilizado en las actividades de inversión	(12,928,287)	(4,424,273)
Flujos de efectivo de las actividades de financiamiento		
Préstamos recibidos	26,700,000	35,200,000
Préstamos a compañías afiliadas	10,001,606	(10,001,606)
Abonos de préstamos por pagar	(53,384,348)	(28,684,349)
Documentos por pagar	3,120,000	-
Pago de bonos	(1,000,000)	-
Intereses pagados	(972,094)	(1,433,349)
Dividendos pagados	(7,372,445)	(7,372,446)
Impuesto complementario	-	(405)
Efectivo neto utilizado en las actividades de financiamiento	(22,907,281)	(12,292,155)
Disminución neta en el efectivo	(4,618,548)	(518,274)
Efectivo al inicio del año	5,491,488	6,157,359
Efectivo al inicio del año de subsidiaria no consolidada	-	(147,597)
Efectivo al final del año	B/. 872,940	B/. 5,491,488

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

1. Operaciones

Cervecería Nacional, S. A. y sus Subsidiarias se dedican a la fabricación, distribución y venta de cervezas y bebidas gaseosas refrescantes, principalmente para consumo local; además, distribuyen y venden los productos Tampico, Libbys y Nevada. Entre sus principales proveedores están: Vidrios Panameños, S. A., Compañía Azucarera La Estrella, S. A., Malteurop, Cargil Malt, N.V. Boormalt, Arancia Corn Products, S. A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

En noviembre del 2002, Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta Compañía. El estado consolidado de resultados recoge según el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En enero del 2001, Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de B/.1 cada una, emitido a favor de Cervecería Nacional, S. A. La Compañía está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norteamérica. Al 31 de diciembre de 2003, esta Compañía no ha registrado operaciones.

Cervecería Nacional, S. A. y sus Subsidiarias son miembros del Grupo Empresarial Bavaria, el cual ejerce influencia importante en las decisiones administrativas y de operaciones del Grupo y reflejan intereses comunes.

La oficina principal del Grupo se encuentra ubicada en el Edificio de Cervecería Nacional, S. A. en la Vía Ricardo J. Alfaro.

Los estados financieros consolidados fueron autorizados para su emisión por la Administración el 30 de enero de 2004.

2. Resumen de las Políticas de Contabilidad Más Significativas

A continuación se presenta un resumen de las principales políticas contables adoptadas en la preparación de los estados financieros consolidados del Grupo, las cuales reflejan la aplicación de las Normas Internacionales de Información Financiera (NIIF):

Base de Presentación

Los estados financieros consolidados adjuntos han sido preparados de acuerdo con las Normas Internacionales de Información Financiera (NIIF), emitidas por el Consejo de Normas Internacionales de Contabilidad.

Excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación, los estados financieros consolidados han sido preparados sobre la base del costo histórico.

Las políticas de contabilidad aplicadas por el Grupo son consistentes con aquellas utilizadas el año anterior.

Las cifras del año anterior fueron reclasificadas para adecuarlas a la nueva presentación.

Unidad Monetaria

Los estados financieros consolidados están expresados en Balboas (B/.), unidad monetaria de la República de Panamá, la cual está a la par y es de libre cambio con el Dólar ($) de los Estados Unidos de Norteamérica.

Principios de Consolidación

Los estados financieros consolidados incluyen las cuentas de Cervecería Nacional, S. A. y sus Subsidiarias: Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A. y Capitales y Tenencias, S. A., después de la eliminación de todas las cuentas y transacciones significativas entre compañías. Cervecería Nacional, S. A. es dueña 100% de las acciones de Distribuidora Comercial, S. A., Bienes Raíces Pasadena, S. A., Capitales y Tenencias, S. A. y Balboa Beer Import Company y en Refrescos Nacionales, S. A. posee el 98% de participación. Todas las subsidiarias de Cervecería Nacional, S. A. son sociedades anónimas organizadas de acuerdo con las leyes de la República de Panamá y con domicilio en la Ciudad de Panamá, República de Panamá.

El interés minoritario representa el 2% de los intereses de accionistas minoritarios de Refrescos Nacionales, S. A.

Las cuentas y transacciones significativas han sido eliminadas en la consolidación.

Efectivo

El efectivo se presenta en el balance general al costo.

Para propósitos de los estados de flujos de efectivo, el efectivo comprende el efectivo en caja y los depósitos a la vista en bancos.

Cuentas por Cobrar

Las cuentas por cobrar, que generalmente tienen 30-60 días de término, son reconocidas y registradas al monto original de la factura menos la provisión para cuentas incobrables.

La Administración aumenta la provisión para cuentas incobrables en base a la evaluación de las cuentas por cobrar, con cargo a operaciones. Las cuentas que resulten de cobro dudoso en cada período son rebajadas de la provisión.

Inventarios

Los inventarios están registrados al más bajo del costo y su valor neto de realización, usando el método de costo promedio. Se utiliza el costo estándar como técnica para medir el costo de los productos manufacturados por las empresas productoras.

Amortización de Botellas y Cajas

La amortización de botellas y cajas se calcula en base a la producción envasada.

Provisión para Obsolescencia de Inventarios

La Administración aumenta la provisión para obsolescencia de inventarios basados en la evaluación de los inventarios obsoletos con cargo a operaciones. Los inventarios que resulten obsoletos en cada período son rebajados de la provisión.

Inversiones en Asociadas
Las inversiones en compañías asociadas están contabilizadas por el método de participación en el patrimonio. Mediante este método la Compañía reconoce en el estado de resultados su participación en las ganancias y pérdidas de las compañías asociadas tras la fecha de adquisición. En las compañías asociadas el Grupo posee influencia significativa, pero no son subsidiarias ni negocios en conjunto del Grupo.

Inversiones
Las inversiones son inicialmente reconocidas al costo, incluyendo cargos asociados con la adquisición de la inversión.

Después del reconocimiento inicial, las inversiones clasificadas como "mantenidas hasta su vencimiento" son valoradas al costo amortizado menos el deterioro en su valor, de existir. Las inversiones clasificadas como "disponibles para la venta" en acciones de capital que no tienen un mercado independiente y cuyos valores razonables no pueden ser medidos de manera fiable, son reconocidas a su costo, menos el deterioro en su valor, de existir. El adelanto en inversión de la compañía en el exterior está contabilizado al costo, debido a que la Administración no ha determinado a la fecha si mantendrá la misma o será vendida en un futuro próximo.

Propiedades, Planta y Equipos
Las propiedades, planta y equipos están valorados al costo, excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación. La depreciación se calcula mediante el método de línea recta en base a la vida útil estimada de los siguientes activos: maquinaria y equipo de 3 a 20 años, edificios y mejoras 10 a 40 años, mobiliario y equipo de 3 a 10 años.

Deterioro de Activos a Largo Plazo
Las propiedades, planta y equipos y otros activos a largo plazo son revisados para determinar si existen pérdidas por deterioro cuando eventos o cambios en circunstancias indican que los importes en libros pueden ser no recuperables. Una pérdida por deterioro se reconoce cuando el importe en libros del activo excede a su importe recuperable, que es el mayor entre su precio de venta neto y su valor en uso.

Intangibles

Plusvalía
La plusvalía representa el costo en exceso del valor según libros pagados en la adquisición de United High Tecnology, Inc. y se está amortizando por el método de línea recta en 20 años.

Derecho de Marca
Refrescos Nacionales, S. A. adquirió el 30 de junio de 2001, las marcas del negocio de leche fresca y derivados de Lecherías Unidas, S. A., empresa regional que hasta la fecha de la compra procesaba y mercadeaba productos bajo las marcas "La Chiricana", "Lusita", "Body Koolant", entre otras. La misma se está amortizando por el método de línea recta en un período de veinte años.

Fondo de Jubilación
Cervecería Nacional, S. A. realiza aportes mensuales al fondo de jubilación y aportes extraordinarios periódicamente para cubrir el déficit de las reservas actuariales. Estos aportes extraordinarios se registran a gastos.

Fondo de Cesantía / Prima de Antigüedad e Indemnización Acumuladas
Las leyes laborales obligan a los empleadores a establecer un fondo de cesantía para pagar al trabajador al cesar la relación de trabajo, cualesquiera que sean las causas, la prima de antigüedad e indemnización en casos de despidos injustificados. La Administración cotiza al fondo de cesantía en base al 2.25% del total de los salarios pagados.

Préstamos y Deudas
Todos los préstamos y deudas son inicialmente reconocidos al costo, siendo el valor razonable de la contraprestación recibida e incluyendo los costos de transacción asociados con los préstamos o deudas.

Después del reconocimiento inicial, todos los préstamos y deudas que generan interés, no incluyendo pasivos mantenidos para negociarlos, son subsecuentemente valorados al costo amortizado. El costo amortizado es calculado tomando en consideración cualquier descuento o prima a la fecha de liquidación.

Política de Dividendos
El pago de dividendos lo decide la Junta Directiva de la Compañía anualmente, de acuerdo a las utilidades obtenidas y a las inversiones proyectadas.

Reserva Legal
Mediante asamblea general extraordinaria de accionistas de la Cervecería Nacional, S. A. celebrada el 29 de enero de 1973, se resolvió destinar por lo menos un cinco por ciento de las utilidades netas de la Cervecería Nacional, S. A. a un fondo de reserva.

Acciones de Capital
Las acciones comunes de capital son reconocidas al valor razonable de la contraprestación recibida por el Grupo. Cuando se recompran acciones de capital, el monto pagado es reconocido como un cargo a la inversión de los accionistas y reportado en el balance general como acciones de tesorería.

Uso de Estimaciones
La preparación de los estados financieros consolidados de conformidad con las Normas Internacionales de Información Financiera requiere que la Administración efectúe un número de estimaciones y supuestos relacionados a la presentación de activos, pasivos y la revelación de pasivos contingentes. Los resultados reales pueden diferir de estas estimaciones.

Las estimaciones importantes que son particularmente susceptibles a cambios significativos se relacionan con la determinación de la provisión para cuentas incobrables, obsolescencia de inventarios, prima de antigüedad e indemnización, amortización de la plusvalía y depreciación y amortización de activos fijos.

Valor Razonable de Instrumentos Financieros
El valor razonable estimado es el monto por el cual los instrumentos financieros pueden ser negociados en una transacción común entre las partes interesadas, en condiciones diferentes a una venta forzada o liquidación y es mejor evidenciado mediante cotizaciones de mercado, si existe alguno.

Las estimaciones del valor razonable son efectuadas a una fecha determinada, basadas en estimaciones de mercado y en información sobre los instrumentos financieros. Estos estimados no reflejan cualquier prima o descuento que pueda resultar de la oferta para la venta de un instrumento financiero en particular a una fecha dada. Estas estimaciones son subjetivas por naturaleza, involucran incertidumbre y mucho juicio, por lo tanto, no pueden ser determinadas con exactitud. Cualquier cambio en las suposiciones o criterios puede afectar en forma significativa las estimaciones.

A continuación se presenta un resumen de los supuestos utilizados en la estimación del valor razonable de los instrumentos financieros más importantes del Grupo:

Efectivo
El valor en libros del efectivo, los depósitos a la vista y a corto plazo se aproxima al valor razonable, por su liquidez, y vencimiento a corto plazo.

Cuentas por Cobrar y por Pagar
El valor razonable de las cuentas por cobrar y por pagar se aproxima al valor en libros debido a las condiciones y términos pactados y su vencimiento a corto plazo.

Préstamos Bancarios
El valor razonable de los préstamos bancarios con vencimientos menos a un año, se aproxima a su valor de registro, debido a que mantiene términos y condiciones parecidas a instrumentos de similar naturaleza.

La Administración determinó que no es práctico estimar el valor razonable de los préstamos por pagar con vencimiento a más de un año, debido a su naturaleza a largo plazo. Sin embargo, considera que su valor en libros debe ser similar a los del mercado, ya que mantiene condiciones similares a otros emitidos en la plaza.

Reconocimiento de Ingresos
Los ingresos son reconocidos en función de que los beneficios económicos fluyan hacia el Grupo y los ingresos puedan ser fácilmente medidos. Los siguientes criterios específicos de reconocimiento son cumplidos antes de reconocer el ingreso:

Venta de Mercancía
El ingreso es reconocido cuando los riesgos y beneficios significativos de propiedad de la mercancía han pasado al comprador.

Ingreso por Contrato de Servicio
Los ingresos son reconocidos por referencia a la terminación del trabajo.

Interés
El ingreso es reconocido cuando el interés se devenga tomando en cuenta el rendimiento efectivo sobre el activo.

Arrendamientos
Los arrendamientos donde el arrendador tiene sustancialmente todos los riesgos y beneficios incidentales al contrato de arrendamiento son clasificados como arrendamientos operativos. Pagos al arrendamiento operativo son reconocidos como gastos en el estado de resultados.

Gastos de Intereses
Los intereses son reconocidos como gastos en el período en que se incurren.

Impuesto Sobre la Renta
El impuesto sobre la renta del año comprende tanto el impuesto corriente como el impuesto diferido. El impuesto sobre la renta es reconocido en los resultados de operaciones del período corriente.

El impuesto corriente se refiere al impuesto sobre la renta neta gravable del período, utilizando las tasas vigentes a la fecha del balance general.

El impuesto sobre la renta diferido es calculado con base al método de pasivo, considerando las diferencias temporales entre los valores según libros de los activos y pasivos informados para propósitos financieros y los montos utilizados para propósitos fiscales. El monto de impuesto diferido está basado en la forma de realización de los activos y pasivos, utilizando las tasas de impuesto sobre la renta vigentes a la fecha del balance general.

3. Cuentas por Cobrar, Neto

Las cuentas por cobrar al 31 de diciembre de 2003 y 2002, se resumen a continuación:

	2003	2002
Cuentas por cobrar	B/. 13,403,635	B/. 15,049,059
Provisión para cuentas incobrables	(1,317,228)	(962,246)
	12,086,407	14,086,813
Empleados	37,113	64,247
Otras	940,234	1,622,523
	B/. 13,063,754	B/. 15,773,583

El movimiento de la provisión para cuentas incobrables al 31 de diciembre de 2003 y 2002, se presenta a continuación:

	2003	2002
Saldo al inicio del año	B/. 962,246	B/. 2,061,542
Saldo al inicio del año de subsidiaria no consolidada	-	(22,826)
Saldo ajustado al inicio del año	962,246	2,038,716
Aumento	510,251	390,000
Disminución	(155,269)	(1,466,470)
Saldo al final del año	B/. 1,317,228	B/. 962,246

4. Inventarios, Neto

Los inventarios al 31 de diciembre de 2003 y 2002, se componen de:

	2003	2002
Productos terminados	B/. 4,152,499	B/. 3,218,767
Materia prima	2,410,831	2,700,609
Materiales y suministros, neto	8,870,968	8,673,339
	15,434,298	14,592,715
Botellas y cajas, neto	3,859,944	5,006,974
	19,294,242	19,599,689
Provisión para obsolescencia de inventarios	(40,000)	-
	B/. 19,254,242	B/. 19,599,689

El movimiento de las botellas y cajas al 31 de diciembre de 2003 y 2002, se presenta a continuación:

	2003	2002
Saldo al inicio del año	B/. 5,006,974	B/. 5,566,393
Aumento	2,868,420	2,603,131
Disminución	(4,015,450)	(3,162,550)
Saldo al final del año	B/. 3,859,944	B/. 5,006,974

5. Inversiones y Adelantos en Compañías Asociadas

El resumen de las inversiones y adelantos en compañías asociadas al 31 de diciembre de 2003 y 2002, se desglosa a continuación:

	2003	2002
Inversiones		
Saldo al inicio del año	B/. 10,701,885	B/. 6,281,918
Aumento	754,259	4,419,967
Saldo al final del año	11,456,144	10,701,885
Participación en las Utilidades No Distribuidas		
Saldo al inicio del año	1,491,658	3,373,047
Saldo al inicio del año de subsidiaria no consolidada	-	(1,339,292)
Ajuste a la participación de años anteriores	-	(239,417)
Menos estimación para posibles pérdidas	(2,000,000)	-
Participación en las pérdidas del año	(744,975)	(302,680)
Saldo al final del año	(1,253,317)	1,491,658
	B/. 10,202,827	B/. 12,193,543

Las compañías en el cual el Grupo tiene una participación son: Arrendadora Centroamericana, S. A. 50%, Envases del Istmo, S. A. 49.42%, Industria Nacional de Plásticos, S. A. 32.01% y Metalforma, S. A. 15.85%.

6. Inversiones

Las inversiones al 31 de diciembre de 2003 y 2002, se resumen a continuación:

	2003	2002
Mantenidas hasta su vencimiento		
Bonos:		
Bonos de empresas privadas	B/. -	B/. 50,000
Bonos del Estado	85,978	89,978
	85,978	139,978
Disponibles para la venta:		
Acciones de compañías nacionales y otros	1,384,385	1,399,622
Certificados de Poder Cancelatorio	-	576,924
Adelanto a inversión en compañía en el extranjero	6,270,000	-
	B/. 7,740,363	B/. 2,116,524

7. Propiedades, Planta y Equipos, Neto

Las propiedades, planta y equipos al 31 de diciembre de 2003 y 2002 se desglosan a continuación:

	31 de diciembre de 2003				
	Saldo al Inicio del Año	Adiciones	Retiros	Transferencias	Saldo al Final del Año
Activo Fijo					
Maquinaria y equipos	B/.113,780,078	B/. 405,714	B/. 13,196,116	B/. 2,692,199	B/.103,681,875
Edificio	25,914,513	-	233,884	262,098	25,942,727
Terreno	19,388,680	-	77,133	3,834	19,315,381
Mobiliario y equipo	14,116,128	709,743	4,193,480	733,193	11,365,584
	173,199,399	1,115,457	17,700,613	3,691,324	160,305,567
Depreciación y Amortización Acumuladas					
Maquinaria y equipos	63,816,198	6,371,164	12,129,647	12,260	58,069,975
Edificio	6,296,051	693,760	220,181	(82)	6,769,548
Mobiliario y equipo	9,357,505	2,140,853	4,193,414	-	7,304,944
	79,469,754	9,205,777	16,543,242	12,178	72,144,467
Obras en proceso	667,745	5,909,756	-	(3,469,352)	3,108,149
Valor neto	B/. 94,397,390				B/.91,269,249

	31 de diciembre de 2002					
	Saldo al Inicio del Año	Saldo al Inicio de Subsidiaria No Consolidada	Adiciones	Retiros	Transferencias	Saldo al Final del Año
Activo Fijo						
Maquinaria y equipos	B/.132,903,667	B/.(18,500,636)	B/. 940,236	B/.3,861,724	B/.2,298,535	B/.113,780,078
Edificio	27,862,955	(2,203,524)	-	231,750	486,832	25,914,513
Terreno	19,727,621	-	-	27,045	(311,896)	19,388,680
Mobiliario y equipo	12,136,608	(506,809)	586,833	-	1,899,496	14,116,128
	192,630,851	(21,210,969)	1,527,069	4,120,519	4,372,967	173,199,399
Depreciación y Amortización Acumuladas						
Maquinaria y equipos	68,426,784	(7,947,931)	6,992,381	3,407,189	(247,847)	63,816,198
Edificio	7,106,256	(1,201,097)	645,744	161,711	(93,141)	6,296,051
Mobiliario y equipo	7,551,471	(292,797)	2,106,993	-	(8,162)	9,357,505
	83,084,511	(9,441,825)	9,745,118	3,568,900	(349,150)	79,469,754
Obras en proceso	3,673,046	(1,046,378)	2,595,361	9,573	(4,544,711)	667,745
Valor neto	B/.113,219,386					B/. 94,397,390

Propiedades, planta y equipos garantizan obligaciones bancarias.

8. Otros Activos

Los otros activos al 31 de diciembre de 2003 y 2002, se detallan a continuación:

	2003	2002
Plusvalía y derecho de marca	B/.2,290,495	B/.2,290,495
Amortización acumulada	(286,086)	(171,560)
Valor neto	2,004,409	2,118,935
Otros activos	460,200	522,915
	B/.2,464,609	B/.2,641,850

9 Préstamos por Pagar

Los préstamos por pagar al 31 de diciembre de 2003 y 2002, se detallan a continuación:

	Porción Circulante	Porción Largo Plazo	Total 2003	Total 2002
Lloyds TSB Bank PLC	B/. 1,440,000	B/. 1,440,000	B/. 2,880,000	B/. 7,320,000
The Bank of Nova Scotia	3,744,348	11,874,782	15,619,130	21,563,478
Dresdner Bank Lateinamerika, AG	-	-	-	6,500,000
Citibank, NA	-	-	-	3,000,000
Banco Nationale de París, Paribas	1,500,000	-	1,500,000	2,000,000
HSBC Bank, PLC	2,000,000	-	2,000,000	6,200,000
BankBoston, NA	2,700,000	-	2,700,000	4,800,000
	B/.11,384,348	B/.13,314,782	B/.24,699,130	B/.51,383,478

Cervecería Nacional, S. A. tiene líneas de crédito a corto plazo en los siguientes seis bancos: The Bank of Nova Scotia por B/.5,000,000 (2002 - B/.5,000,000), BankBoston, NA por B/.5,000,000 (2002 - B/.6,000,000), Banque Nationale de París, Paribas por B/.7,000,000 (2002 - B/.7,000,000), HSBC Bank USA por B/.10,200,000 (2002 - B/.10,200,000) y Citibank, NA Panamá por B/.3,000,000 (2002 - B/.3,000,000). Al 31 de diciembre de 2003 la porción no utilizada de las líneas de crédito era de B/.23,000,000 (2002 - B/.15,700,000).

The Bank of Nova Scotia concedió en el 2000, crédito a Cervecería Nacional, S. A. hasta la suma de B/.15,000,000 con vencimiento en el 2005. Este préstamo se amortiza en abonos trimestrales de B/.326,087 a capital. El préstamo está garantizado con primera hipoteca y anticresis sobre varias propiedades pertenecientes al Grupo Cervecería Nacional con un valor estimado de mercado no menor de B/.19,000,000 y endoso de póliza de seguro sobre las propiedades hipotecadas a una cobertura del 80% del valor del avalúo.

Lloyds TSB Bank PLC y The Bank of Nova Scotia, en 1998 concedieron crédito a Cervecería Nacional, S. A. hasta la suma de B/.18,000,000, a razón de B/.9,000,000 cada uno con vencimiento en el 2005. Estos préstamos se amortizan en abonos trimestrales de B/.360,000 a cada banco. Los préstamos están garantizados por maquinaria y equipo por valor aproximado de B/.10,146,622, equipo rodante por valor de B/.3,881,810, construcciones en proceso y endoso de póliza de seguro sobre dichos activos. Además, en garantía de estos préstamos Distribuidora Comercial, S. A. y Bienes Raíces Pasadena, S. A. constituyeron primera y segunda hipoteca sobre ciertas fincas de su propiedad.

Los intereses de los préstamos son ajustables periódicamente de acuerdo al costo de los fondos en el mercado financiero local e internacional.

Los intereses pagados por estos financiamientos durante el período 2003, fluctuaron entre Libor más 1.19% y Libor más 3.06%.

10. Documentos por Pagar

Los documentos por pagar por B/.3,120,000 corresponden a tres pagarés de B/.800,000 cada uno y uno de B/.720,000, a una tasa de interés del 6%, todos con vencimiento el 17 de diciembre de 2006.

11. Bonos por Pagar

En 1999, la Comisión Nacional de Valores autorizó a Refrescos Nacionales, S. A. la emisión de bonos agroindustriales por siete millones de Balboas en una sola serie, a una tasa fija anual de 7.5% y vencimiento en el 2003. De los cuales, seis millones se emitieron a Distribuidora Comercial, S. A. y un millón a terceros.

Los intereses que devengaron los bonos se pagaron trimestralmente, específicamente los días 14 de marzo, 14 de junio, 14 de septiembre y 14 de diciembre de cada año hasta su fecha de vencimiento.

Los pagos de capital e intereses los efectuó Primer Banco del Istmo, S. A., como Agente de Pago, Registro y Transferencia, a favor del tenedor registrado de los bonos. La emisión de los bonos estaba respaldada por el crédito general de la Compañía. Estos bonos fueron cancelados en su totalidad en el mes de diciembre del 2003.

12. Compensación de Activos Financieros con Pasivos Financieros

Refrescos Nacionales, S. A. efectuó una emisión de B/.5,000,000 en bonos agroindustriales y ofreció a sus tenedores cancelar los mismos a través de documentos negociables por B/.5,000,000 a su fecha de vencimiento en marzo del 2003. Los documentos negociables mantenían fecha de vencimiento y tasa de interés igual. Esta compensación no representó ganancia ni pérdida para la Compañía y sus tenedores.

13. Impuesto Sobre la Renta Diferido

El impuesto sobre la renta diferido es calculado sobre las diferencias temporales bajo el método del pasivo, utilizando una tasa impositiva de 30% (2002 - 30%).

El movimiento del pasivo por el impuesto sobre la renta diferido al 31 diciembre de 2003 y 2002, es como sigue:

	2003	2002
Saldo al inicio del año	B/. 4,295,150	B/. 3,797,596
Diferencias temporales	353,932	497,554
Saldo al final del año	B/. 4,649,082	B/. 4,295,150

El impuesto sobre la renta diferido al 31 de diciembre de 2003, se relaciona con lo siguiente:

	Depreciación Acelerada	Arrendamientos	Fondo de Cesantía	Total
Saldo al 1 de enero de 2001	B/.3,216,796	B/. 580,800	B/. -	B/.3,797,596
Cargado a la utilidad neta	384,859	112,695	-	497,554
Saldo al 31 de diciembre de 2002	3,601,655	693,495	-	4,295,150
Cargado / (acreditado) a la utilidad neta	392,047	(310,421)	272,306	353,932
Saldo al 31 de diciembre de 2003	B/.3,993,702	B/. 383,074	B/.272,306	B/.4,649,082

14. Interés Minoritario

Al 31 de diciembre de 2003 y 2002, los intereses minoritarios representan la participación del 2% de otros accionistas en Refrescos Nacionales, S. A.

El movimiento del interés minoritario al 31 de diciembre de 2003 y 2002, es como sigue:

	2003	2002
Saldo al inicio del año	B/. 948,143	B/. 3,906,118
Menos saldo al inicio del año de subsidiaria no consolidada	-	(3,000,265)
Participación en utilidad neta de subsidiaria	8,579	42,290
Saldo al final del año	B/. 956,722	B/. 948,143

15. Intereses y Cargos Financieros

Los intereses y cargos financieros al 31 de diciembre de 2003 y 2002, se detallan como sigue:

	2003	2002
Préstamos	B/. 887,364	B/. 1,278,772
Bonos	84,730	86,564
Arrendamiento financiero	-	68,013
	B/. 972,094	B/. 1,433,349

16. Segmentos del Negocio

Para la Administración, la Compañía está organizada en dos divisiones operativas principales: la División de Cervezas y la División de Bebidas, cada una de las cuales está encabezada por un vicepresidente. Estas divisiones constituyen la base de la información por segmentos de la Compañía. El segmento de cervezas se dedica a la fabricación, distribución y venta de cervezas. El segmento de bebidas tiene como principal actividad el procesamiento y distribución de leche, jugos y productos derivados, así como la distribución y venta de bebidas gaseosas refrescantes, principalmente para consumo local. Los otros negocios incluyen la venta de propiedades y alquiler de inmuebles, adicional el manejo de otras inversiones.

Información sobre Segmentos del Negocio - 2003

	Total Consolidado	ELIMINACIONES Dr.	Cr.	T o t a l	Cerveza	Bebidas	Otros Negocios
Ventas a clientes	144,289,398	49,870,224	3,350,000	190,809,622	135,873,308	54,936,314	-
Costo de ventas	70,742,208	1,555,905	50,658,843	119,845,146	86,295,750	33,549,396	-
Ganancia bruta en ventas	73,547,190	51,426,129	54,008,843	70,964,476	49,577,558	21,386,918	-
Gastos de ventas, generales y administrativos	53,404,191	48,679	12,911,276	66,266,788	45,675,235	19,887,229	704,324
Ganancia en operación	20,142,999	51,474,808	66,920,119	4,697,688	3,902,323	1,499,689	(704,324)
Otros ingresos	383,489	11,956,844	-	12,340,333	11,175,140	1,160,186	5,007
Alquileres ganados	69,370	734,520	-	803,890	18,950	3,600	781,340
Intereses ganados	169,036	528,209	-	697,245	656,801	40,354	90
Dividendos ganados	11,090	3,097,896	650	3,108,336	-	6,027	3,102,309
Dividendos ganados entre compañías	-	4,125,011	-	4,125,011	4,125,011	-	-
Ganancia en venta de bienes inmuebles	201,708	-	-	201,708	40,918	90,790	70,000
	834,693	20,442,480	650	21,276,523	16,016,820	1,300,957	3,958,746
Intereses y cargos financieros	(972,094)		528,209	(1,500,303)	(887,364)	(612,939)	-
Participación en pérdidas de compañías asociadas	(2,744,975)	-	-	(2,744,975)	(2,744,975)	-	-
Utilidad antes de gastos de reestructuración y otros cargos	17,260,623	71,917,288	67,448,978	21,728,933	16,286,804	2,187,707	3,254,422
Gastos de reestructuración	2,708,109	-	-	2,708,109	1,443,154	1,264,955	-
Otros cargos	895,916	-	-	895,916	525,837	324,882	45,197
	13,656,598	71,917,288	67,448,978	18,124,908	14,317,813	597,870	3,209,225
Impuesto sobre la renta							
Corriente	3,013,992	-	-	3,013,992	2,746,390	256,610	10,992
Diferido	353,932	-	-	353,932	441,626	(87,694)	-
Total impuesto sobre la renta	3,367,924	-	-	3,367,924	3,188,016	168,916	10,992
Utilidad antes de intereses minoritarios	10,288,674	71,917,288	67,448,978	14,756,984	11,129,797	428,954	3,198,233
Intereses minoritarios	(8,579)	8,579	-	-	-	-	-
Utilidad neta	10,280,095	71,925,867	67,448,978	14,756,984	11,129,797	428,954	3,198,233
Activos por segmentos	151,894,597	4,865,113	64,406,176	211,435,660	141,611,370	48,100,293	21,723,997
Pasivos por segmentos	49,773,215	13,533,659	-	63,306,874	48,558,795	5,168,913	9,579,166
Interés de accionistas minoritarios en subsidiaria consolidada	956,722	1,665,147	2,621,869	-	-	-	-
Patrimonio de los accionistas	101,164,660	129,134,278	82,170,152	148,128,786	107,855,978	28,127,977	12,144,831
Otros gastos no monetarios							
Provisión para cuentas malas	555,449	-	-	555,449	263,380	246,872	45,197
Depreciación y amortización	9,369,065	-	-	9,369,065	5,444,806	3,569,758	354,501
Amortización plusvalía y derecho de marca	114,526	-	-	114,526	-	114,526	-
Amortización de botellas y cajas, neto	4,015,450	-	-	4,015,450	2,424,561	1,590,889	-
Amortización de concesiones y préstamos	165,212	-	-	165,212	27,434	137,778	-
Impuesto sobre la renta diferido	353,932	-	-	353,932	441,626	(87,694)	-
	14,573,634	-	-	14,573,634	8,601,807	5,572,129	399,698

Información sobre Segmentos del Negocio - 2002

	Total Consolidado	ELIMINACIONES Dr.	Cr.	Total	Cerveza	Bebidas	Otros Negocios
Ingresos							
Ventas a clientes	143,041,263	-	-	143,041,263	84,783,922	58,257,341	-
Costo de ventas	72,181,533	299,019	46,318,382	118,200,896	83,826,918	34,373,978	-
Ganancia bruta en ventas	70,859,730	299,019	46,318,382	24,840,367	957,004	23,883,363	-
Gastos de ventas, generales y administrativos	56,213,122	29,666	9,881,101	66,064,557	41,928,807	23,370,699	765,051
Ganancia en operación	14,646,608	328,685	56,199,483	(41,224,190)	(40,971,803)	512,664	(765,051)
Otros ingresos	848,083	7,464,492	-	8,312,575	4,314,889	3,995,378	2,308
Alquileres ganados	205,740	639,240	-	844,980	78,600	-	766,380
Intereses ganados	174,179	741,988	-	916,167	841,376	74,791	-
Dividendos ganados	7,940	3,099,000	-	3,106,940	-	5,293	3,101,647
Dividendos ganados - entre compañías	-	4,506,303	-	4,506,303	4,506,303	-	-
Ganancia en venta de bienes inmuebles	-	-	-	-	-	-	-
	1,235,942	16,451,023	-	17,686,965	9,741,168	4,075,462	3,870,335
Intereses y cargos financieros	(1,433,349)	-	741,988	(2,175,337)	(1,311,047)	(864,290)	-
Participación en pérdidas de compañías asociadas	(542,097)	-	-	(542,097)	(531,838)	(10,259)	-
Utilidad antes de gastos de reestructuración	13,907,104	16,779,708	56,941,471	(26,254,659)	-33,073,520	3,713,577	3,105,284
Gastos de reestructuración	5,383,652	-	-	5,383,652	3,380,603	2,003,049	-
Utilidad antes del impuesto sobre la renta	8,523,452	16,779,708	56,941,471	(31,638,311)	(36,454,123)	1,710,528	3,105,284
Impuesto sobre la renta							
Corriente	310,235	-	-	310,235	281,259	27,437	1,539
Diferido	497,554	-	-	497,554	417,417	80,137	-
Total de impuesto sobre la renta	807,789	-	-	807,789	698,676	107,574	1,539
Utilidad antes de intereses minoritarios	7,715,663	16,779,708	56,941,471	(32,446,100)	(37,152,799)	1,602,954	3,103,745
Intereses minoritarios	(42,290)	42,290	-	-	-	-	-
Utilidad neta	7,673,373	16,821,998	56,941,471	-32,446,100	(37,152,799)	1,602,954	3,103,745
Activos por segmentos	170,126,056	4,935,149	80,761,825	245,952,732	163,850,496	60,002,381	22,099,855
Pasivos por segmentos	70,920,903	30,746,778	351,432	101,316,249	74,888,236	16,377,065	10,050,948
Interés de accionistas minoritarios en subsidiarias consolidadas	948,143	1,665,147	2,613,290	-	-	-	-
Patrimonio de los accionistas	98,257,010	120,091,846	74,660,516	143,688,340	105,400,095	27,187,481	11,100,764
Otros gastos no monetarios							
Provisión para cuentas malas	390,000	-	-	390,000	250,000	140,000	-
Depreciación y amortización	9,668,752	-	-	9,668,752	6,527,905	2,839,333	301,514
Amortización plusvalía y derecho de marca	95,512	-	-	95,512	-	95,512	-
Amortización de botellas y cajas	3,162,550	-	-	3,162,550	1,864,406	1,298,144	-
Amortización de concesiones y préstamos	167,303	-	-	167,303	167,303	-	-
Impuesto sobre la renta diferido	497,554	-	-	497,554	417,417	80,137	-
	13,981,671	-	-	13,981,671	9,227,031	4,453,126	301,514

17. Saldos entre Partes Relacionadas

El detalle de los saldos entre partes relacionadas al 31 de diciembre de 2003 y 2002, es el siguiente:

	2003	2002
En los Balances Generales		
Cuentas por cobrar (pagar)		
Latin Development Corporation	B/. -	B/. 10,007,192
Cervecería Unión, S. A.	-	(5,586)
	B/. -	B/. 10,001,606

18. Utilidad Neta por Acción

El cálculo de la utilidad neta por acción por los años terminados el 31 de diciembre de 2003 y 2002, se presenta a continuación:

	2003	2002
Utilidad neta	B/. 10,280,095	B/. 7,673,373
Número promedio ponderado de acciones	15,359,262	15,359,262
Utilidad neta por acción	B/. 0.67	B/. 0.50

19. Compromisos y Contingencias

Compromisos

Fianzas Solidarias

El 26 de junio de 2002 se firmaron acuerdos de préstamos entre Bavaria, S. A. y la International Finance Corporation (IFC) por un monto total de 318 millones de Dólares, de los cuales Cervecería Nacional, S. A., entre otras subsidiarias de Bavaria, S. A., actúa en calidad de codeudor solidario. Al 31 de diciembre de 2003, la IFC ha hecho efectiva la totalidad de esta facilidad crediticia. Posteriormente, Cervecería Nacional, S.A. y sus Subsidiarias otorgó una garantía solidaria, en conjunto con otras empresas del grupo, a todas las emisiones de Bavaria, S. A. Al 31 de diciembre de 2003, Bavaria, S. A. efectuó una emisión de bonos por un monto total de 500 millones de Dólares.

Contingencias

Procesos por Prácticas Monopolísticas
Cervecería Nacional, S. A., Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A., Financiera Pasadena, S. A. y Arrendadora Centroamericana, S. A. tienen demanda civil ordinaria presentada por Dirección y Administración de Empresas, S. A., Cervecería Barú, S. A., Cervecería Panamá, S. A. y Cervecerías Barú-Panamá, S. A. ante el Juzgado Noveno de Circuito de lo Civil del Primer Circuito Judicial de Panamá, por la cantidad de B/.41,468,423.65 más costas, gastos e intereses, por razón de realizar prácticas monopolísticas relativas al celebrar contratos de distribución exclusiva para la reventa de cervezas. En virtud de lo establecido por la Ley 29 de 1996, las demandantes han solicitado que la condena que se establezca sea de tres veces dicho monto.

Adicionalmente, los demandantes solicitaron la acumulación del presente proceso con el de Prácticas Monopolísticas Relativas radicado en el Juzgado Octavo de Circuito (CLICAC –vs- Grupo Económico Cervecería Nacional, S. A.

Mediante Auto No.986 de 18 de septiembre de 2003, se decretó la acumulación de los procesos solicitados por los demandantes. No obstante, la defensa de los demandados interpuso Recurso de Reconsideración contra dicho Auto.

Mediante Auto No.1062 de 8 de octubre de 2003, se rechaza de plano, por improcedente, el Recurso de Reconsideración presentado contra el Auto No.986 (acumulación de procesos). En ese sentido, la CLICAC presentó escrito solicitando la unificación de los Apoderados de Cervecería Nacional, S. A. A la fecha, la defensa de los demandados, no ha presentado escrito de oposición.

Se fijó como fecha para la celebración de la Audiencia Preliminar el día 1 de junio de 2004 a las 8:00 a.m.

De acuerdo a consultas realizadas a los asesores legales de Cervecería Nacional, S. A., éstos consideran que existen grandes probabilidades de que no se acceda a lo pedido y, por lo tanto, se absuelva a la Compañía de los cargos presentados en su contra. Al 31 de diciembre de 2003, la Compañía no ha acumulado reserva alguna para hacer frente a esta contingencia.

Proceso Acumulado con el Anterior
DEMANDANTE: Comisión de Libre Competencia y Asuntos del Consumidor (CLICAC).

DEMANDADO: Cervecería Nacional, S. A., Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A., Financiera Pasadena, S. A. y Arrendadora Centroamericana, S. A.

JUZGADO: El proceso se ventila en el Juzgado Octavo del Circuito de lo Civil del Primer Circuito Judicial de Panamá.

RESUMEN: Cervecerías Barú-Panamá, S. A. y otras empresas afiliadas, presentaron en agosto del 2000 una denuncia ante CLICAC por la supuesta comisión de prácticas monopolísticas relativas al celebrar contratos de distribución exclusiva para la reventa de cervezas. La investigación la concluyó el 31 de diciembre de 2002 y procedió en esa misma fecha, a presentar demanda con el fin de que se declarase que las empresas demandadas han realizado las violaciones de ley investigadas. No se solicita condena por perjuicios a cargo de las demandadas.

En este sentido, la CLICAC presentó un escrito solicitando la unificación de los Apoderados de Cervecería Nacional, S. A. El 21 de enero de 2004 presentamos escrito de oposición a la unificación solicitada.

Se fijó como fecha para la celebración de la audiencia preliminar el día 1 de junio de 2004 a las 8:00 a.m.

Proceso por Responsabilidad Civil

Un empleado que laboró con Distribuidora Comercial, S. A., demandó a Distribuidora Comercial, S. A. y Cervecería Nacional, S. A. por la suma de B/.350,000. El proceso penal en su contra terminó con un sobreseimiento provisional dictado en su favor.

Actualmente, se encuentra en espera de que el Juez decida qué pruebas fueron admitidas y cuáles rechazadas y que fije fecha para su práctica. A la fecha, se han presentado reiterados impulsos procesales.

En este proceso judicial, Distribuidora Comercial, S. A., ha presentado demanda de reconvención (contrademanda) en contra del empleado para que se le condene a pagar a Distribuidora Comercial, S. A. la suma de B/.30,000 por la temeridad de su demanda.

Al 31 de diciembre de 2003, la Compañía no ha acumulado reserva alguna para hacer frente a esta contingencia.

20. Gastos de Venta, Generales y Administrativos

Un detalle de los gastos de venta, generales y administrativos al 31 de diciembre de 2003 y 2002, se presenta a continuación:

	2003	2002
Salarios y otras remuneraciones	B/. 12,575,754	B/. 15,898,169
Dietas de directores	161,513	145,255
Gastos de franquicia	181	70,065
Convención colectiva	601,860	759,488
Prestaciones laborales	2,548,649	3,081,039
Servicios profesionales	1,073,214	1,310,769
Servicios especiales	3,403,153	1,272,164
Servicios de escolta	371,430	483,520
Depreciación y amortización	6,032,128	6,351,306
Propaganda y promociones	9,373,746	9,225,509
Becas, seminarios, cuotas y convenciones	385,472	353,445
Gastos de viaje	291,551	329,962
Alquileres	164,069	566,542
Materiales, papelería y útiles de oficina	515,842	656,618
Seguros	722,787	981,701
Impuestos	744,472	680,756
Comunicaciones	530,150	650,172
Contribuciones y donaciones	110,085	98,322
Reparación, mantenimiento, gasolina, aceite y otros	3,050,973	2,468,407
Mantenimiento de equipo tecnológico	435,877	452,299
Gasto de acarreo	3,252,161	2,784,130
Energía eléctrica y consumo de agua	625,642	461,329
Alimentación y transporte de empleados	859,327	1,230,294
Aseo y limpieza	408,371	392,023
Almacenaje, carga y flete	45,323	141,864
Combustible, aceite y aditivos	1,342,329	1,418,116
Producto dañado, cambios y roturas	1,507,161	1,438,319
Plan vehicular	650,785	760,482
Cuentas malas	510,251	390,000
Gastos bancarios	84,204	124,568
Otros gastos	1,025,731	1,236,489
	B/. 53,404,191	B/. 56,213,122

21. Gastos de Reestructuración

Los gastos de reestructuración corresponden principalmente a indemnizaciones y primas pagadas a los empleados que fueron liquidados como parte del proceso de reestructuración operativa del Grupo.

22. Régimen de Incentivos Industriales

Las empresas manufactureras se acogen al régimen de incentivos para el fomento y desarrollo de la industria nacional y de las exportaciones, previsto en la Ley 3 del 20 de marzo de 1986. La inscripción del Grupo en el Registro Oficial de la Industria Nacional tiene distintas fechas de vencimiento que van hasta el año 2009.

El Grupo tiene los siguientes incentivos fiscales:

a) Impuesto de importación del 3% sobre maquinaria, equipo, partes y accesorios, materia prima, productos semi-elaborados, envases, combustibles y lubricantes que entren en la composición y proceso de elaboración de sus productos.

b) Exoneración del impuesto sobre la renta de las ganancias provenientes de las exportaciones de sus productos y sobre las utilidades netas reinvertidas para la expansión de la capacidad de la planta o para producir artículos nuevos, en la parte que esta reinversión sea superior al veinte por ciento de la renta gravable.

c) Régimen especial de arrastre de pérdidas para efectos del pago del impuesto sobre la renta. Las pérdidas sufridas durante cualquier año de operación, dentro de la vigencia del Registro Oficial, podrán deducirse de la renta gravable en los tres años inmediatamente posteriores al año en que se produjeron.

23. Gasto de Impuesto Sobre la Renta

El gasto de impuesto sobre la renta al 31 de diciembre de 2003 y 2002, es el siguiente:

	2003	2002
Impuesto corriente	B/. 3,013,992	B/. 310,235
Impuesto diferido	353,932	497,554
	B/. 3,367,924	B/. 807,789

Los componentes principales del gasto del impuesto sobre la renta al 31 de diciembre de 2003 y 2002, se detallan a continuación:

	2003	2002
Impuesto calculado a la tasa de 30% (2002 - 30%)	B/. 4,096,979	B/.2,557,036
Ingresos no gravables, gastos no deducibles y otros, neto	(142,657)	(1,643,724)
Beneficio por reinversión en activos fijos	(586,398)	-
Beneficio por arrastre de pérdida	-	(105,523)
Impuesto sobre la renta	B/. 3,367,924	B/. 807,789

24. Fondo de Jubilación

El fideicomiso del Plan de Jubilación y Ahorro es para las compañías Cervecería Nacional, S. A., Distribuidora Comercial, S. A. y Bienes Raíces Pasadena, S. A. y está constituido de acuerdo a las leyes de la República de Panamá, aprobado por la Caja de Seguro Social y la Dirección General de Ingresos del Ministerio de Economía y Finanzas.

Este Plan tiene como propósito garantizar a los empleados de la Cervecería Nacional, S. A., Distribuidora Comercial, S. A. y Bienes Raíces Pasadena, S. A. el pago de una prestación en dinero al producirse su retiro de las empresas por razón de la edad, ya sea normal o anticipado, o por invalidez.

Este Plan de Jubilación lo obtendrá todo empleado que se retire del servicio activo de la Compañía y que reúna los siguientes requisitos:

- Haber ingresado a la Compañía antes del 1° de julio de 1991.
- Ser empleado de la Compañía al momento del retiro por vejez.
- Haber servido a la Compañía un mínimo de diez años continuos.
- Tener cumplida la edad de retiro establecida por la Caja de Seguro Social
- Ser jubilado por la Caja de Seguro Social.

A partir del 1° de julio de 1991, los empleados dentro del Plan de Jubilación reciben el pago de sus prestaciones por retiro normal en base a una suma global una sola vez, cuyo monto será equivalente al producto de multiplicar el salario base de prestación anualizado por el 5% y por el número de años de servicios que tenga el empleado al momento del retiro.

25. Administración del Riesgo de Instrumentos Financieros

Riesgo de Crédito
El Grupo no tiene una concentración significativa de riesgo de crédito. El Grupo tiene políticas que aseguran que las ventas de productos son efectuadas a clientes con un historial de crédito apropiado, limitan el importe de crédito a cada cliente y las cuentas por cobrar son monitoriadas periódicamente, estos factores entre otros, dan por resultado que la exposición del Grupo a cuentas incobrables no es significativa.

Riesgo de Liquidez
El riesgo de liquidez es el riesgo que el Grupo encuentre dificultades para obtener los fondos para cumplir compromisos asociados con los instrumentos financieros.

La Administración mantiene adecuados niveles de efectivo en banco, instrumentos de alta liquidez y la disponibilidad de fondos mediante líneas de créditos pre-aprobadas.

Riesgo de Tasa de Interés
La exposición del Grupo a los riesgos del mercado por cambios en la tasa de interés está relacionada principalmente a la obligación a largo plazo en bonos del Grupo.

La política del Grupo es la de administrar el costo de los intereses de sus obligaciones utilizando una tasa variable, más un margen prudente adicional sobre dicha tasa.

Cervecería Nacional, S. A. y sus Subsidiarías

Consolidación del Balance General
31 de diciembre de 2003

	Total Consolidado	ELIMINACIONES Dr.	ELIMINACIONES Cr.	Total	Cerveceria Nacional, S. A.	Distribuidora Comercial, S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
Activos									
Activos circulantes									
Efectivo	B/. 872,940	B/. -	B/. -	B/. 872,940	B/. 143,103	B/. 343,189	B/. -	B/. 386,648	B/. -
Cuentas por cobrar, neto	13,063,754	-	-	13,063,754	869,124	5,383,170	19,523	6,791,937	-
Cuentas por cobrar - afiliadas	-	-	13,269,012	13,269,012	-	12,602,437	77,640	-	588,935
Inventarios, neto	19,254,242	321,337	893,308	19,826,213	10,598,664	3,041,417	315	6,185,817	-
Impuesto sobre la renta pagado por anticipado	2,076,247	-	-	2,076,247	1,259,611	-	118,964	697,672	-
Gastos pagados por anticipado	930,856	-	-	930,856	374,958	133,424	-	422,474	-
Total de activos circulantes	36,198,039	321,337	14,162,320	50,039,022	13,245,460	21,503,637	216,442	14,484,548	588,935
Activos no circulantes									
Inversión en subsidiarias	-	-	50,036,193	50,036,193	49,746,402	289,791	-	-	-
Inversiones y adelantos en compañías asociadas	10,202,827	-	-	10,202,827	9,714,353	-	-	231,982	256,492
Inversiones	7,740,363	-	-	7,740,363	6,322,998	36,000	293,268	383,703	704,394
Fondo de cesantía	4,019,510	-	-	4,019,510	1,507,486	1,321,620	-	1,190,404	-
Propiedades, planta y equipos, neto	91,269,249	3,783,281	74,578	87,560,546	41,442,130	12,113,526	19,660,446	14,344,444	-
Otros activos	2,464,609	760,495	133,085	1,837,199	-	171,421	4,020	1,661,758	-
	115,696,558	4,543,776	50,243,856	161,396,638	108,733,369	13,932,358	19,957,734	17,812,291	960,886
Total de activos	B/. 151,894,597	B/. 4,865,113	B/. 64,406,176	B/. 211,435,660	B/. 121,978,829	B/. 35,435,995	B/. 20,174,176	B/. 32,296,839	B/. 1,549,821
Pasivos y Patrimonio de los Accionistas									
Pasivos circulantes									
Préstamos por pagar	B/. 11,384,348	B/. -	B/. -	B/. 11,384,348	B/. 11,384,348	B/. -	B/. -	B/. -	B/. -
Bonos por pagar	-	-	-	-	-	-	-	-	-
Cuentas por pagar	13,206,792	-	-	13,206,792	9,351,033	1,944,555	13,706	1,897,498	-
Dividendos y cuentas por pagar - afiliadas	-	13,246,694	-	13,246,694	2,614,890	77,640	9,557,696	996,468	-
Prestaciones y gastos acumulados por pagar	1,533,610	-	-	1,533,610	898,848	249,913	7,764	377,085	-
Impuesto sobre la renta por pagar	1,215,818	-	-	1,215,818	-	983,539	-	232,279	-
Total de pasivos circulantes	27,340,568	13,246,694	-	40,587,262	24,249,119	3,255,647	9,579,166	3,503,330	-
Pasivos no circulantes									
Préstamos por pagar, neto de porción circulante	13,314,782	-	-	13,314,782	13,314,782	-	-	-	-
Documentos por pagar	3,120,000	-	-	3,120,000	3,120,000	-	-	-	-
Impuesto sobre la renta diferido	4,649,082	286,965	-	4,936,047	4,347,649	315,255	-	273,143	-
Prima de antiguedad e indemnización acumuladas	1,348,783	-	-	1,348,783	808,845	147,549	-	392,389	-
	49,773,215	13,533,659	-	63,306,874	45,840,395	3,718,451	9,579,166	4,168,862	-
Interés de accionistas minoritarios en subsidiaria consolidada	956,722	1,665,147	2,621,869	-	-	-	-	-	-
Patrimonio de los Accionistas									
Capital pagado	40,296,731	56,075,683	-	96,372,414	40,586,521	16,880,987	9,065,677	28,289,408	1,549,821
Utilidades no distribuidas	51,163,639	73,058,595	82,170,152	42,052,082	27,581,732	14,836,557	(204,776)	(161,431)	-
Fondo de reserva legal	7,970,181	-	-	7,970,181	7,970,181	-	-	-	-
Superávit por revaluación de bienes inmuebles	1,734,109	-	-	1,734,109	-	-	1,734,109	-	-
Total de patrimonio de los accionistas	101,164,660	129,134,278	82,170,152	148,128,786	76,138,434	31,717,544	10,595,010	28,127,977	1,549,821
Total de pasivos y patrimonio de los accionistas	B/. 151,894,597	B/. 144,333,084	B/. 84,792,021	B/. 211,435,660	B/. 121,978,829	B/. 35,435,995	B/. 20,174,176	B/. 32,296,839	B/. 1,549,821

Cervecería Nacional, S. A. y sus Subsidiarias

Consolidación del Estado de Resultados y Utilidades No Distribuidas
Año terminado el 31 de diciembre de 2003

	Total Consolidado	ELIMINACIONES Dr.	ELIMINACIONES Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
Ventas netas	B/. 144,289,398	B/. 49,870,224	B/. 3,350,000	B/. 190,809,622	B/. 46,742,546	B/. 89,130,762	B/. -	B/. 54,936,314	B/. -
Costo de ventas	70,742,208	1,555,905	50,658,843	119,845,146	22,123,028	64,172,722	-	33,549,396	-
Ganancia bruta en ventas	73,547,190	51,426,129	54,008,843	70,964,476	24,619,518	24,958,040	-	21,386,918	-
Gastos de ventas, generales y administrativos	53,404,191	48,679	12,911,276	66,266,788	20,157,161	25,518,074	704,324	19,887,229	-
Ganancia en operaciones	20,142,999	51,474,808	66,920,119	4,697,688	4,462,357	(560,034)	(704,324)	1,499,689	-
Otros ingresos	383,489	11,956,844	-	12,340,333	228,257	10,946,883	5,007	1,160,186	-
Alquileres ganados	69,370	734,520	-	803,890	-	18,950	781,340	3,600	-
Intereses ganados	169,036	528,209	-	697,245	74,927	581,874	90	40,354	-
Dividendos ganados	11,090	3,097,896	650	3,108,336	-	-	-	6,027	3,102,309
Dividendos ganados - entre compañías	-	4,125,011	-	4,125,011	4,110,031	14,980	-	-	-
Ganancia en venta de bienes inmuebles	201,708	-	-	201,708	(165,853)	206,771	70,000	90,790	-
	834,693	20,442,480	650	21,276,523	4,247,362	11,769,458	856,437	1,300,957	3,102,309
Utilidad bruta en ventas	20,977,692	71,917,288	66,920,769	25,974,211	8,709,719	11,209,424	152,113	2,800,646	3,102,309
Intereses y cargos financieros	(972,094)	-	528,209	(1,500,303)	(887,364)	-	-	(612,939)	-
Participación en pérdidas de compañías asociadas	(2,744,975)	-	-	(2,744,975)	(2,744,975)	-	-	-	-
Utilidad antes de gastos de reestructuración y otros cargos	17,260,623	71,917,288	67,448,978	21,728,933	5,077,380	11,209,424	152,113	2,187,707	3,102,309
Gastos de reestructuración	2,708,109	-	-	2,708,109	372,874	1,070,280	-	1,264,955	-
Otros cargos	895,916	-	-	895,916	397,432	128,405	45,197	324,882	-
Utilidad antes del impuesto sobre la renta	13,656,598	71,917,288	67,448,978	18,124,908	4,307,074	10,010,739	106,916	597,870	3,102,309
Impuesto sobre la renta									
Corriente	3,013,992	-	-	3,013,992	76,175	2,670,215	10,992	256,610	-
Diferido	353,932	-	-	353,932	429,360	12,266	-	(87,694)	-
Total de impuesto sobre la renta	3,367,924	-	-	3,367,924	505,535	2,682,481	10,992	168,916	-
Utilidad antes de intereses minoritarios	10,288,674	71,917,288	67,448,978	14,756,984	3,801,539	7,328,258	95,924	428,954	3,102,309
Intereses minoritarios	(8,579)	8,579	-	-	-	-	-	-	-
Utilidad neta	10,280,095	71,925,867	67,448,978	14,756,984	3,801,539	7,328,258	95,924	428,954	3,102,309
Utilidades no distribuidas al inicio del año	48,561,348	1,132,728	10,596,813	39,097,263	31,472,977	8,319,981	(298,904)	(396,791)	-
Utilidades capitalizadas	(115,057)	-	232,125	(347,182)	(115,057)	(36,735)	(1,796)	(193,594)	-
Transferencia al fondo de reserva legal	(190,302)	-	-	(190,302)	(190,302)	-	-	-	-
Dividendos pagados	(7,372,445)	-	3,892,236	(11,264,681)	(7,387,425)	(774,947)	-	-	(3,102,309)
Utilidades no distribuidas al final del año	B/. 51,163,639	B/. 73,058,595	B/. 82,170,152	B/. 42,052,082	B/. 27,581,732	B/. 14,836,557	B/. (204,776)	B/. (161,431)	B/. -

IV DIVULGACION

La divulgación de este informe se hará vía internet en el portal de Cervecería Nacional, S.A. el cual es de acceso a todo el público a partir del 8 de marzo de 2004.
Web site: Cerveceria-nacional.com

FIRMAS

Nombre y Firma del Representante Legal de la solicitante (o de la persona que sé autorice para firmar)